SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”), dated March 3, 2011

NORTEL INVERSORA S.A.

Buenos Aires, March 3, 2011.

To the Chairman of

Comision Nacional de Valores

Mr. Alejandro Vanoli

(Argentine National Securities Commission)

Re: Call to Annual General and Extraordinary Shareholders’ Meetings and Special Class A Preferred Shareholders’ Meeting to be held April 7, 2011

Dear Sir,

I am writing you as Attorney-in-fact of Nortel Inversora S.A. (“Nortel” or the “Company”) to inform you that the Company’s Board of Directors at its meeting held yesterday decided to convene Nortel’s Annual General and Extraordinary Shareholders’ Meetings and Special Class A Preferred Shareholders’ Meeting to be held on April 7, 2011.

We will provide the necessary documentation for the Shareholders’ Meetings required by Chapter II, Article 4 of the Rules shortly.

Sincerely

Maria Blanco Salgado

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 4, 2011	By:	/s/ José Gustavo Pozzi
		Name:	José Gustavo Pozzi
		Title:	General Manager